Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of February 23, 2022, Whiting Petroleum Company (“we,” “our,” “us” and “Whiting”) had one security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.001 par value per share. Our common stock is listed on The New York Stock Exchange.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes material terms and provisions that apply to our capital stock.  The summary is subject to and qualified in its entirety by reference to our certificate of incorporation and by-laws, which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part, and applicable Delaware law.  This description includes not only our common stock, but also our preferred stock, certain terms of which affect the common stock.

General

Pursuant to our certificate of incorporation, our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Each holder of shares of our common stock, as such, shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.  Except as otherwise required by law or provided in our certificate of incorporation, at any annual or special meeting of stockholders the holders of our common stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Subject to the rights of any then-outstanding shares of preferred stock, the holders of our common stock may receive such dividends as our board of directors (the “Board”) may declare in its discretion out of legally available funds.  Holders of common stock will share equally in our assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.  Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities.

Preferred Stock

Under the terms of our certificate of incorporation, our Board is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval.  Our Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the Board determines the specific rights of the holders of the preferred stock.  However, these effects might include:

●	restricting dividends on the common stock;
●	diluting the voting power of the common stock;
●	impairing the liquidation rights of the common stock; and
●	delaying or preventing a change in control of our company.

Delaware Anti-Takeover Law and Charter and By-law Provisions

Some provisions of Delaware law, our certificate of incorporation and our by-laws summarized below could make certain change of control transactions more difficult, including acquisitions of us by means of a tender offer, proxy contest or otherwise, as well as removal of the incumbent directors.  These provisions may have the effect of preventing changes in management.  It is possible that these provisions would make it more difficult to accomplish or deter transactions that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for our common stock.

Business Combinations under Delaware Law - We are subject to the provisions of Section 203 of the Delaware General Corporation Law.  In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder.  The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.  A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws.  We have not “opted out” from the application of Section 203.

Number and Election of Directors – Our Board shall consist of not less than one nor more than twelve members, the exact number of which shall be determined from time to time exclusively by resolution adopted by the Board.

Calling of Special Meeting of Stockholders – Our by-laws provide that special meetings of stockholders may be called only by (i) the chairman of our Board, (ii) the President, (iii) a majority of the Board or (iii) the secretary of Whiting upon the delivery of a written request to Whiting by the holders who own at least 25% of the outstanding shares of common stock and have owned such shares for at least 365 consecutive days prior to such determination date in the manner provided in our by-laws.

Amendments to the By-laws – Our by-laws may be amended or repealed or new by-laws may be adopted (i) by action of the majority of the Board or (ii) without action of the Board, by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of common stock entitled to vote generally in the election of directors.

Other Limitations on Stockholder Actions - Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders.  These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken.  Generally, to be timely, notice must be received at the principal executive offices not less than 90 days nor more than 120 days prior to the anniversary of the immediately preceding annual meeting of stockholders.  Our by-laws specify in detail the requirements as to form and content of all stockholder notices.  These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.  Our by-laws also describe certain criteria for when stockholder-requested meetings need not be held.

Directors may be removed from office at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock entitled generally to vote in the election of directors.

Newly Created Directorships and Vacancies on the Board - Under our by-laws, any newly created directorships resulting from any increase in the number of directors and any vacancies on the Board for any reason may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting – Our certificate of incorporation provides that there will be no cumulative voting in the election of directors.

Authorized but Unissued Shares - Under Delaware law, Whiting’s authorized but unissued shares of common stock are available for future issuance without stockholder approval.  Whiting may use these additional shares of common stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.  The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Whiting by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum – Our certificate of incorporation provides that, unless Whiting consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery of the State of Delaware does not have jurisdiction, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Whiting’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers, other employees or stockholders to Whiting or to the stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws (as each may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery, (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.  Our certificate of incorporation provides that, unless Whiting consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for any action brought under the Securities Act of 1933.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.